SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of July 2004

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 1 July 2004, advising details of the exercise of an option by A E Isaac, a director of the Company, under The BOC Group plc Senior Executives Share Option Scheme and sale of shares.

     2. A notification dated 1 July 2004 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.

     3. A notification dated 15 July 2004, advising that Cater Allen International Limited no longer have a notifiable interest in the issued share capital of The BOC Group plc.

     4. A notification dated 26 July 2004, advising that Cater Allen International Limited have a notifiable interest of 5% in the issued share capital of The BOC Group plc.

     5. A notification dated 29 July 2004, advising that The BOC Group plc will be announcing its Nine Months results on 3 August 2004.

     6. A notification dated 30 July 2004, advising of the completion of the sale of The BOC Group's US packaged gas business to Airgas on 30 July.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 1 JULY 2004
                  AT 14:35 HRS UNDER REF: PRNUK-0107041433-346E


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

---------------------------------------------------------------------------------------------------------
1.     Name of company                                2.   Name of director
---------------------------------------------------------------------------------------------------------
       The BOC Group plc                                   Anthony Eric Isaac
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
3.     Please state whether notification indicates    4.   Name of the registered holder(s) and, if
       that it is in respect of holding of the             more than one holder, the number of shares
       shareholder named in 2 above or in respect          held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
---------------------------------------------------------------------------------------------------------
       In respect of director named in 2 above             Anthony Eric Isaac
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
5.     Please state whether notification relates to   6.   Please state the nature of the transaction.
       a person(s) connected with the director             For PEP transactions please indicate whether
       named in 2 above and identify the connected         general/single co PEP and if
       person(s)                                           discretionary/non discretionary
---------------------------------------------------------------------------------------------------------
       N/a                                                 Exercise of option and sale of shares
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
7.      Number of            8.    Percentage of      9.    Number of            10.   Percentage of
        shares/amount of           issued class             shares/amount of           issued class
        stock acquired                                      stock disposed
---------------------------------------------------------------------------------------------------------
        45,000                     Less than 0.1%           45,000                     Less than 0.1%
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
11.      Class of security   12.   Price per share    13.   Date of             14.    Date company
                                                            transaction                informed
---------------------------------------------------------------------------------------------------------
         Ordinary shares           Exercise price:          1 July 2004                1 July 2004
         of 25p each               716p
                                   Sale price:
                                   921.17p
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
15.     Total holding following this notification     16.   Total percentage holding of issued class
                                                            following this notification
---------------------------------------------------------------------------------------------------------
        8,057 shares                                        Less than 0.1%
        1,409,211 options over shares                       0.28% including options over shares
---------------------------------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.

---------------------------------------------------------------------------------------------------------
17.     Date of grant                                 18.   Period during which or date on which
                                                            options exercisable
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
19.     Total amount paid (if any) for grant of the   20.   Description of shares or debentures
        option                                              involved: class, number
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
21.     Exercise price (if fixed at time of grant)    22.   Total number of shares or debentures over
        or indication that price is to be fixed at          which options held following this
        time of exercise                                    notification
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
23.     Any additional information                    24.   Name of contact and telephone number for
                                                            queries
---------------------------------------------------------------------------------------------------------
                                                            Carol Hunt
                                                            01276 807759
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
25.      Name and signature of authorised company official responsible for making this notification

         Carol Hunt, Deputy Company Secretary
         Date of notification ___1 July 2004____

---------------------------------------------------------------------------------------------------------

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                           ON 1 JULY 2004 AT 17.00 HRS
                        UNDER REF: PRNUK-0107041659-8D09

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

---------------------------------------------------------------------------------------------------------
1.  Name of company                  The BOC Group plc
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
2.  Name of scheme                   Savings-Related Share Option Scheme
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
3.  Period of return:                From 1 January 2004 to 30 June 2004
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of stock/debt    6,199,435
     security) not issued under scheme
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under scheme         542,528
     during period:
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted at end   5,656,907
     of period
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of stock/debt    Listing granted on 5 April 1978 for Ordinary
     securities) originally listed and the date of         shares of 25p each
       admission;
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records 498,652,254 Ordinary Shares of 25p each
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Contact for queries: Karen Weston                          Address:  The BOC Group plc, Chertsey Road
                                                           Windlesham, Surrey, GU20 6HJ
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Name: Karen Weston                                         Telephone: 01276 807388
---------------------------------------------------------------------------------------------------------

Person making return                                    Name: Karen Weston
Position:  Administration Assistant                     Signature: Karen Weston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed

---------------------------------------------------------------------------------------------------------
1.  Name of company                  The BOC Group plc
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
2.  Name of scheme                   Executive Share Option Scheme
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
3.  Period of return:                From 1 January 2004 to 30 June 2004
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
4.   Number and class of share(s) (amount of stock/debt    11,681,836
     security) not issued under scheme
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
5.   Number of shares issued/allotted under scheme         313,881
     during period:
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
6.   Balance under scheme not yet issued/allotted at end   11,367,955
     of period
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
7.   Number and class of share(s) (amount of stock/debt    Listing granted on 20 March 1985 for Ordinary
     securities) originally listed and the date of         shares of 25p each
     admission;
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records 498,652,254 Ordinary Shares of 25p each
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Contact for queries:  Karen Weston                         Address:  The BOC Group plc, Chertsey Road
                                                           Windlesham, Surrey, GU20 6HJ
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Name:  Karen Weston                                        Telephone:  01276 807388
---------------------------------------------------------------------------------------------------------

Person making return                                   Name:  Karen Weston
Position:...Administration Assistant                    Signature:  Karen Weston

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 15 JULY 2004
                  AT 08.38 HRS UNDER REF: PRNUK-1507040837-92D8


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      Cater Allen International Limited

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             7 July 2004                    14 July 2004



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      The BOC Group plc had previously been advised          Sarah Larkins
      that pursuant to s198 of the Companies Act, Cater      01276 807383
      Allen International Limited had an interest of
      3.49% in the issued Ordinary shares of the
      Company.

      In a letter dated 7 July 2004 and received on 14
      July 2004 The BOC Group plc has been notified
      that Cater Allen International Limited no longer
      has a notifiable interest in the issued Ordinary
      share capital of the Company.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins, Assistant Company Secretary

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___15 July 2004_________

-------------------------------------------------------------------------------------------------------------------------

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 26 JULY 2004
                  AT 14.25 HRS UNDER REF: PRNUK-2607041423-4625


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.    Name of company                                    2.  Name of shareholder having a major interest

      The BOC Group plc                                      Cater Allen International Limited

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
3.    Please state whether notification indicates that   4.  Name of the registered holder(s) and, if more than one
      it is in respect of holding of the shareholder         holder, the number of shares held by each of them
      named in 2 above or in respect of a
      non-beneficial interest or in the case of an
      individual holder if it is a holding of that           See additional information
      person's spouse or children under the age of 18


      Notification in respect of party named in 2 above.


-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
5.    Number of              6.  Percentage of issued    7.  Number of shares/amount   8.  Percentage of issued class
      shares/amount of           class                       of stock disposed
      stock acquired




-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
9.   Class of security                                   10. Date of transaction       11.  Date company informed

     Ordinary shares of 25p each                             21 July 2004                   26 July 2004



-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
12.   Total holding following this notification          13. Total percentage holding of issued class following this notification

      24,852,762                                             5%

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
14.   Any additional information                         15. Name of contact and telephone number for queries

      In a letter dated 21 July 2004 and received on 26      Sarah Larkins
      July 2004 The BOC Group plc has been notified          01276 807383
      that Cater Allen International Limited have a
      5.00% notifiable interest in the issued Ordinary
      share capital of the Company.

      The Company has been advised that this holding has arisen from stock lending transactions.

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
16.   Name and signature of authorised company official responsible for making this notification

      Sarah Larkins, Assistant Company Secretary

-------------------------------------------------------------------------------------------------------------------------

Date of notification ___26 July 2004_________

-------------------------------------------------------------------------------------------------------------------------

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 29 JULY 2004
                  AT 08.18 HRS UNDER REF: PRNUK-2907040814-9370

29 July 2004

The BOC Group plc

The BOC Group plc will be announcing its results for the nine months ended 30 June 2004 on Tuesday 3 August 2004.

--------------------------------------------------------------------------------
Contact:  Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
          Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 30 JULY 2004
                  AT 16.06 HRS UNDER REF: PRNUK-3007041605-325A





                   Sale of US packaged gas business completed


In January 2004 The BOC Group announced its intention to sell its US packaged gas business to Airgas. On 2 April 2004 it announced it had signed a formal asset purchase agreement with Airgas and expected to complete the transaction by

31 July 2004. The consideration was to be USD200 million in cash, of which

USD175 million was payable upon the closing of the transaction, with up to an additional USD25 million to be paid on or about 15 November 2005.


The transaction was completed on 30 July 2004 and the initial cash payment of

USD175 million was received.

--------------------------------------------------------------------------------
Contact:  Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
          Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  August 2, 2004



                                      By:  /s/   Sarah Larkins
                                           -------------------------------------
                                           Name:  Sarah Larkins
                                           Title: Assistant Company Secretary